FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated February 3, 2026, titled “Santander to acquire Webster Bank”

Item 1

Santander to acquire Webster Bank for $12.2 billion, allowing the group to achieve 18% RoTE in the U.S. by 2028 while creating a stronger, more competitive bank for customers

•	This acquisition creates a top-ten retail and commercial bank in the U.S. by assets and a top-five deposit franchise across key states in the U.S. Northeast, with an enhanced service offering for both Santander and Webster customers.

•	Santander’s and Webster’s businesses in the U.S. are highly complementary. By combining Santander’s leading consumer finance business with Webster’s commercial franchise and high-quality deposit base, the bank will be well-positioned to capture new growth opportunities and synergies.

•	Webster accelerates Santander U.S.’s path to top-tier profitability and efficiency, with U.S. RoTE expected to reach 18% by 2028 and the efficiency ratio expected to fall below 40% (top-five and top-three positions respectively among the 25 largest U.S. retail and commercial banks1).

•	Webster shareholders will receive $48.75 per Webster share in cash and 2.0548 Santander shares in the form of American Depositary Shares per Webster share, representing $26.25 per Webster share based on the volume-weighted average price of €10.79 per Santander share for the three-day period ended on 2 February 2026, and a EUR/USD exchange ratio of 1.1840 as of 2 February 2026, resulting in a total consideration of $75 per Webster share.

•	The transaction values Webster, one of the most efficient and profitable banks among peers in the U.S., at 6.8x 2028 P/E post-synergies and 2.0x Q425 P/TBV, with an expected return on invested capital for Santander of c.15% and c.7-8% earnings per share accretion by 2028.

•	The transaction is consistent with Santander’s strategy to carry out bolt-on acquisitions to accelerate organic growth in its core markets – with Webster equivalent to c.4% of Santander’s total assets - while adhering to Santander’s strict capital hierarchy.

•	The group’s CET1 ratio is expected to be in the range of 12.8-13% by 2026 year-end and to increase to over 13% by 2027, thereby maintaining capital levels at the upper end of the bank’s 12-13% CET1 operating range, with no change to the bank’s capital distribution policy or targets.

•	Christiana Riley will remain Santander’s country head in the U.S. and Santander Holdings USA (‘SHUSA’) Chief Executive Officer (‘CEO’). Webster’s current CEO, John Ciulla, will be the CEO of Santander Bank NA (‘SBNA’) into which Webster’s businesses will be integrated. Luis Massiani, Webster’s President and Chief Operating Officer (‘COO’), will be COO of both SHUSA and SBNA with responsibility for leading the integration.

1 Based on analyst consensus estimates per Visible Alpha.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	1

Madrid/Boston, 3 February 2026 - PRESS RELEASE

Banco Santander, S.A. (“Santander”) today announced that it has entered into an agreement to acquire Webster Financial Corporation (“Webster”), holding company for Webster Bank, N.A., a diversified U.S. retail and commercial bank headquartered in Stamford, Connecticut, in a transaction that will create a stronger, more competitive bank for customers.

The combination brings together two highly complementary franchises, significantly expanding Santander’s scale, deposit base and capabilities in the U.S., while enhancing the products, technology and services available to both banks’ customers.

This acquisition, equivalent to approximately 4% of Santander’s assets, complements the Santander U.S. franchise by positioning the combined business as a top-ten retail and commercial bank in the U.S. by assets and a top-five deposit franchise across key states in the U.S. Northeast.

Ana Botín, executive chair of Banco Santander, said:

“This is an exciting step forward for Santander, as it creates a stronger bank for our customers and the communities we serve. Webster is one of the most efficient and profitable banks among its peers, and brings together two highly complementary franchises and will expand the products, technology and capabilities we can deliver with clear revenue opportunities from a stronger, more capable combined franchise.

This transaction is strategically significant for our U.S. business, while remaining a bolt-on for the overall Group. It allows us to strengthen our franchise in both scale and profitability—improving our funding mix and economics, including lower funding costs—and puts us on track to deliver around 18% RoTE in the U.S. by 2028, among the top five for profitability within the 25 largest U.S. commercial banks. It will also support the Group’s target of above 20% RoTE by 2028. Importantly, we can achieve this while maintaining all of our shareholder remuneration commitments, including the €5 billion share buyback we approved today and our broader distribution commitments.

Webster also brings a top-notch and proven management team, which de-risks integration and accelerates execution from day one, while expanding the combined entity’s ability to serve U.S. customers across segments. The value creation is supported by combined cost savings—including delivery of our Santander U.S. organic plan—together with clear revenue opportunities from a stronger, more capable combined franchise.

From a financial perspective, this transaction delivers meaningful, tangible value for the Group and our shareholders, with around 7–8% earnings accretion and an approximate 15% return on invested capital. And importantly, Webster—together with TSB in the UK—means all Santander’s core markets are expected to operate above a 15% RoTE, reflecting a consistently high-return profile and a strong organic growth opportunity across the Group.

The consideration is based on a balanced mix of cash and stock which enhances earnings per share accretion for Santander shareholders while also allowing Webster shareholders to benefit in the combined upside.”

A stronger bank for customers and communities

Founded in 1935, Webster serves individuals, families and businesses across Consumer, Commercial and Healthcare Financial Services. Webster is strongly positioned in affluent markets and middle market lending, with a stable and attractive source of deposits together with a complementary Northeastern branch footprint.

Santander is recognized in the U.S. for its strong consumer finance franchise and, more recently, its enhanced digital deposit gathering capabilities led by Openbank to profitably support its U.S. lending businesses. The acquisition of Webster is expected to accelerate this strategy by integrating one of the U.S. market's most efficient deposit gatherers with best-in-class funding costs to drive a material improvement in the joint pro forma funding costs.

For customers, the combination means:

•	Access to a broader branch and service footprint.

•	Enhanced digital and mobile banking capabilities.

•	Expanded product offerings across consumer, commercial and healthcare savings.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	2

•	Continued local relationship-based service, supported by the scale and stability of one of the world’s largest banking groups.

Until the transaction closes, Santander and Webster will continue to operate as separate companies, and there will be no changes to Santander or Webster customer accounts, branch access or day-to-day service.

Santander is committed to maintaining high levels of service throughout the integration and continuing to invest in technology, innovation and customer experience across the United States.

Christiana Riley, CEO of Santander US, said: “This acquisition is a significant step forward in strengthening our commercial banking presence and filling in our retail branch footprint and scale, particularly in Connecticut where we are committed to maintaining a broad branch presence. The acquisition meaningfully expands our commercial franchise, resulting in a more balanced business mix and positioning us for sustainable, long-term growth.

Equally important, we are bringing aboard a talented leadership team with a strong track record in building a high-quality bank, and we are excited about the value we can create together for our customers and communities. Webster’s existing headquarters in Stamford, Connecticut, will be a core corporate office for Santander, alongside our corporate offices in Boston, New York, Miami and Dallas.”

John Ciulla, Chairman, President and CEO of Webster, said: “This is an exciting combination that brings together complementary strengths and a shared commitment to excellence. As a larger organization, we will unlock greater scale, broader capabilities and new opportunities for growth—while remaining deeply focused on the people who define our success. I look forward to joining the Santander team and enhancing our ability to support clients across our expanded footprint. As a Connecticut-based bank with deep roots in the state, we also look forward to continuing our commitment to the communities we serve in the region.”

Transaction and valuation highlights

Under the terms of the agreement, Webster is valued at an implied equity valuation of $12.2 billion (€10.3 billion), based on a consideration of $48.75 per Webster share in cash and 2.0548 Santander shares in the form of American Depositary Shares per Webster share, representing $26.25 per Webster share based on the volume-weighted average price of €10.79 per Santander share for the three-day period ended on 2 February 2026, and a EUR/USD exchange ratio of 1.1840 as of 2 February 2026, representing a total consideration of $75.00 per Webster share.

The total consideration values Webster at a premium of 14% to Webster’s volume-weighted average share price of $65.75 for the three-day period ended on 2 February 2026. This equates to a price-to-earnings multiple of 10 times Webster’s consensus 2028 earnings or 6.8 times after projected cost-savings.

The consideration mix represents 65% cash and 35% newly issued Santander shares in the form of American Depositary Shares or, if practicable, Santander ordinary shares.

Once the transaction is completed, Christiana Riley will remain Santander’s country head in the U.S. and Santander Holdings USA (‘SHUSA’) Chief Executive Office (‘CEO’). Webster’s current CEO, John Ciulla, will be the CEO of Santander Bank NA (‘SBNA’) into which Webster’s businesses will be integrated. Luis Massiani, Webster’s President and Chief Operating Officer (‘COO’), will be COO of both SHUSA and SBNA with responsibility for leading the integration, reporting to both Ms. Riley and Mr. Ciulla. This will ensure continuity of leadership and strong alignment with customers, colleagues, communities and regulators.

Santander’s and Webster’s experienced integration teams will support a disciplined transition, focused on service continuity, employee engagement and timely delivery of synergies.

Mr. Ciulla and Mr. Massiani will both continue to be based in Webster’s existing headquarters in Stamford, Connecticut, which will be a core corporate office for Santander, alongside its corporate offices in Boston, New York, Miami and Dallas. Tim Ryan will continue to chair the board of directors of SHUSA.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	3

Clear strategic rationale and path to value creation

Over the past five years, the U.S. has been one of the largest value creators in the group, with average annual profit after tax growth of 31% in the U.S. over the past three years, and all Investor Day targets achieved.

Following the completion of this acquisition, Santander will become a top-ten retail and commercial bank in the U.S. by assets, with a combined U.S. balance sheet of approximately $327 billion in assets, $185 billion in loans and $172 billion in deposits based on figures as of 31 December 2025.

The transaction is expected to materially improve Santander U.S.’s business:

•	The combination creates a more balanced business profile by combining Santander U.S.’s strength in consumer finance and Webster’s strength in commercial banking.

•	The combined net loan-to-deposit ratio is expected to improve from Santander U.S.’s 109% to approximately 100%.

•	Webster’s unique deposit base enhances the combined funding profile, enabling lower cost of funding.

The combination is also expected to deliver significant combined cost synergies of approximately $800 million2, equivalent to around c.19% of the combined cost base, supported by Santander’s and Webster’s integration track record and disciplined execution model. As a result, Santander U.S. expects its efficiency ratio to improve to below 40% by 2028.

Attractive financial returns with strong capital discipline

The transaction is expected to deliver compelling financial returns while preserving Santander’s capital strength:

•	Return on invested capital for Santander of approximately 15%.

•	Group earnings per share accretion of c.7-8% by 2028.

•	Santander U.S. RoTE of 18% by 2028, driven by scale, cost synergies, improved funding structure and continued organic transformation.

•	Group CET1 ratio of 12.8% post-closing[3], with the group maintaining all buyback targets[4], and over 13% by 2027, thereby maintaining capital levels at the upper end of the bank’s 12-13% CET1 operating range.

The transaction is self-funded through excess capital and future capital generation, enhancing Santander’s capital flexibility and long-term value creation capacity.

Santander has a long and successful track record of executing and integrating acquisitions across its core markets, supported by a consistent operating model and market-leading technology platforms.

The transaction is subject to customary closing conditions, including regulatory approvals and the receipt of Webster and Santander shareholder approvals, and is expected to close in the second half of 2026.

Centerview Partners, Goldman Sachs and Bank of America Europe DAC are serving as Santander’s financial advisers and Davis Polk & Wardwell LLP is serving as its U.S. legal adviser and Uría Menéndez as its Spanish legal adviser.

2 Cost synergies are pre-tax, on an annual basis, full run-rate by year-end in 2028.

3 Closing expected in H2’26. CET1 ratio estimated based on transaction closing in Q4’26.

4 As previously announced, Santander intends to allocate at least €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The current remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding non-cash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory decisions and approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	4

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

Forward-looking statements

Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • political instability in Spain, the UK, other European countries, Latin America and the US;

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	5

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	6

Participants in the solicitation

Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Forward-looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	7

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law.  These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	8

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com	9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 3, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance